

December 7, 2012

Via E-mail
Daniel Walker
President
Polar Petroleum Corp.
2248 Meridian Boulevard, Suite H
Minden, Nevada 89423

> **Re: Polar Petroleum Corp.**
> **Form 8-K**
> **Filed November 13, 2012**
> **File No. 333-174433**

Dear Mr. Walker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on November 13, 2012

General

1. We note your disclosure that you no longer consider yourself a shell company, as defined in Rule 12b-2 of the Exchange Act, due to the consummation of the Purchase Agreement of the record title of 17 oil and gas leases from the sellers, Daniel Donkel and Samuel Cade, on November 5, 2012. However, we note that you have yet to commence operations, you have not generated any revenues since inception and you have nominal assets consisting of zero cash and cash equivalents. Thus, it appears that you are still considered a shell company, as defined in Rule 12b-2 of the Exchange Act, as of the closing of the lease purchase agreement.

   As a result, please revise your disclosure to indicate throughout your Form 8-K that you have yet to commence operations and are still considered a shell company as defined in

Rule 12b-2 of the Exchange Act. This includes revising your disclosure on page 18 to remove the Item 5.06, Change in Shell Company Status disclosure.

2. Please revise the Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided, including audited financial statements for the required periods. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Private Placement, page 2

3.   Please revise to provide an executed version of your Subscription Agreement as Exhibit 10.5 to your amended Form 8-K.

Risk Factors, page 5

4. Please include risk factor disclosure discussing the terms of the Purchase Agreement and also the Escrow Agreement you entered into in connection with the lease purchase agreement. This includes discussion that the Purchase Agreement provides that your Alaskan subsidiary, Polar Petroleum (AK) Corp., is required to drill a test well to a depth of at least 8,000 feet on one of the three designated leases within 2 years of the closing of the Purchase Agreement. Please include disclosure that failure to complete drilling of the test well will result in your forfeiture of the interest in all of the three test well leases. Please also discuss the effect your potential failure to comply with the terms of the purchase agreement and escrow agreement will have on your operations once they have commenced.

Our operations may rely extensively on third-parties…, page 7

5. Please revise this risk factor to indicate that you have not entered into any third-party arrangements or agreements as of the date of this Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director